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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

KENSEY NASH CORPORATION
(Name of Subject Company (Issuer))

KONINKLIJKE DSM N.V.
BIOMEDICAL ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

490057106
(CUSIP Number of Class of Securities)

Hugh C. Welsh
President
DSM North America
45 Waterview Boulevard
Parsippany, NJ 07054
(973) 257-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
William A. Groll
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$401,874,049.50	$46,054.77

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 10,438,287 shares of common stock, $0.001 par value per share, of Kensey Nash Corporation (the "Shares"), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (i) 8,699,431 Shares issued and outstanding as of April 30, 2012, (ii) 1,696,387 Shares issuable upon the exercise of outstanding options and (iii) 42,469 Shares issuable pursuant to outstanding restricted stock awards), multiplied by (b) the offer price of $38.50 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

         ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

         ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         ☒ third-party tender offer subject to Rule 14d-1.

         ☐ issuer tender offer subject to Rule 13e-4.

         ☐ going-private transaction subject to Rule 13e-3.

         ☐ amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer (the "Offer") by Biomedical Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands ("DSM"), to purchase all outstanding shares of common stock, par value $0.001, including the associated Series A Junior Participating Preferred Stock Purchase Rights (the "Shares"), of Kensey Nash Corporation, a Delaware corporation ("Kensey Nash"), at a price of $38.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 2012 (the "Offer to Purchase"), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the "Offer."

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Kensey Nash Corporation, a Delaware corporation. Kensey Nash's principal executive offices are located at 735 Pennsylvania Drive, Exton, PA 19341. Kensey Nash's telephone number at such address is (484) 713-2100.

        (b)   This Schedule TO relates to the outstanding shares of Common Stock, par value $0.001 per share, of Kensey Nash. According to Kensey Nash, as of May 17, 2012, there were an aggregate of (i) 8,720,449 Shares issued and outstanding, (ii) outstanding options to purchase 1,673,969 Shares, and (iii) outstanding restricted stock awards with respect to 42,469 Shares.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        This Schedule TO is being filed by Purchaser and DSM. The information set forth in Section 9—"Certain Information Concerning Purchaser and DSM" in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 9, 10 and 11—"Certain Information Concerning Purchaser and DSM," "Background of the Offer; Contacts with Kensey Nash" and "Purpose of the Offer and Plans for Kensey Nash; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 6, 7 and 11—"Price Range of Shares; Dividends," "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin

Regulations" and "Purpose of the Offer and Plans for Kensey Nash; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 12—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in Sections 9 and 11—"Certain Information Concerning Purchaser and DSM" and "Purpose of the Offer and Plans for Kensey Nash; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the section of the Offer to Purchase entitled "Introduction" and Sections 10, 11 and 16—"Background of the Offer; Contacts with Kensey Nash," "Purpose of the Offer and Plans for Kensey Nash; Merger Agreement and Other Agreements" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in Sections 9, 10 and 11—"Certain Information Concerning Purchaser and DSM," "Background of the Offer; Contacts with Kensey Nash" and "Purpose of the Offer and Plans for Kensey Nash; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3) The information set forth in Sections 11, 13 and 15—"Purpose of the Offer and Plans for Kensey Nash; Merger Agreement and Other Agreements," "Conditions of the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in Sections 7, 12 and 15—"Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations," "Source and Amount of Funds" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(5) The information set forth in Sections 15—"Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 21, 2012
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Press Release issued by DSM on May 3, 2012(1)
(a)(5)(B)	Transcript of DSM Media Conference Call, May 3, 2012(2)
(a)(5)(C)	Transcript of DSM Analysts Conference Call, May 3, 2012(3)
(a)(5)(D)	Transcript of DSM Video Presentation Titled "DSM and Kensey Nash: Creating a leading biomedical business", May 3, 2012(4)
(a)(5)(E)	DSM Presentation Materials for Media Conference Call, May 3, 2012(5)
(a)(5)(F)	Form of summary advertisement, published May 21, 2012 in The Wall Street Journal
(a)(5)(G)	Press Release issued by DSM on May 21, 2012
(b)	Not applicable
(c)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of May 2, 2012, by and among Purchaser, DSM and Kensey Nash(6)
(d)(2)	Confidentiality and Standstill Agreement, entered with effect as of November 14, 2011, by and between DSM and Kensey Nash
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO-C filed by DSM on May 3, 2012

(2)
Incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by DSM on May 3, 2012

(3)
Incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by DSM on May 3, 2012

(4)
Incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by DSM on May 3, 2012

(5)
Incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed by DSM on May 3, 2012

(6)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Kensey Nash on May 3, 2012

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2012

KONINKLIJKE DSM N.V.
By:	/s/ HUGH WELSH
	Name:	Hugh Welsh
	Title:	President DSM NA
BIOMEDICAL ACQUISITION CORPORATION
By:	/s/ HUGH WELSH
	Name:	Hugh Welsh
	Title:	Secretary

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 21, 2012
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Press Release issued by DSM on May 3, 2012(1)
(a)(5)(B)	Transcript of DSM Media Conference Call, May 3, 2012(2)
(a)(5)(C)	Transcript of DSM Analysts Conference Call, May 3, 2012(3)
(a)(5)(D)	Transcript of DSM Video Presentation Titled "DSM and Kensey Nash: Creating a leading biomedical business", May 3, 2012(4)
(a)(5)(E)	DSM Presentation Materials for Media Conference Call, May 3, 2012(5)
(a)(5)(F)	Form of summary advertisement, published May 21, 2012 in The Wall Street Journal
(a)(5)(G)	Press Release issued by DSM on May 21, 2012
(b)	Not applicable
(c)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of May 2, 2012, by and among Purchaser, DSM and Kensey Nash(6)
(d)(2)	Confidentiality and Standstill Agreement, entered with effect as of November 14, 2011, by and between DSM and Kensey Nash
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO-C filed by DSM on May 3, 2012

(2)
Incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by DSM on May 3, 2012

(3)
Incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by DSM on May 3, 2012

(4)
Incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by DSM on May 3, 2012

(5)
Incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed by DSM on May 3, 2012

(6)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Kensey Nash on May 3, 2012

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX